Exhibit 99.3

EXHIBIT 12.1: STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Year ended December 31
(millions of €)	2011	2010	2009	2008	2007	2006
Total Earnings	4,807	8,682	8,027	10,856	11,395	7,475
Income from continuing operations before income taxes, minority interests and share in equity affiliates	3,294	5,577	5,306	6,963	7,659	3,713
Distributed income of equity investees	274	472	37	99	211	4
Fixed charges	1,237	2,626	2,682	3,794	3,525	3,758
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	2	7	2	-	-	-

Total Fixed charges	1,237	2,626	2,682	3,794	3,525	3,758
Interest expensed and capitalized	937	2,064	2,028	2,842	2,638	2,874
Amortized premiums, discounts and capitalized expenses related to indebtedness	30	53	205	176	184	202
Estimate of the interest included in the rental expense	270	509	449	776	703	682
Ratio of earnings to fixed charges	3.89x	3.31x	2.99x	2.86x	3.23x	1.99x